UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Conatus Pharmaceuticals Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

20600T 108

(CUSIP number)

December 31, 2013

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 20600T 108	SCHEDULE 13G	Page 2 of 10

1.	Name of Reporting Person AgeChem Venture Fund L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 835,858 (1)
	6.	Shared voting power
	7.	Sole dispositive power 835,858 (1)
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 835,858 (1)
10.	Check box if the aggregate amount in Row 9 excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.3% (2)
12.	Type of reporting person PN

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 3 of 10

1.	Name of Reporting Person AgeChem Financial Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 835,858 (1)
	6.	Shared voting power
	7.	Sole dispositive power 835,858 (1)
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 835,858 (1)
10.	Check box if the aggregate amount in Row 9 excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.3% (2)
12.	Type of reporting person CO

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 4 of 10

1.	Name of Reporting Person Louis Lacasse
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 835,858 (1)
	7.	Sole dispositive power
	8.	Shared dispositive power 835,858 (1)
9.	Aggregate amount beneficially owned by each reporting person 835,858 (1)
10.	Check box if the aggregate amount in Row 9 excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.3% (2)
12.	Type of reporting person IN

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 5 of 10

1.	Name of Reporting Person Martial Lacroix
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 835,858 (1)
	7.	Sole dispositive power
	8.	Shared dispositive power 835,858 (1)
9.	Aggregate amount beneficially owned by each reporting person 835,858 (1)
10.	Check box if the aggregate amount in Row 9 excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.3% (2)
12.	Type of reporting person IN

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 6 of 10

1.	Name of Reporting Person Élizabeth Douville
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 835,858 (1)
	7.	Sole dispositive power
	8.	Shared dispositive power 835,858 (1)
9.	Aggregate amount beneficially owned by each reporting person 835,858 (1)
10.	Check box if the aggregate amount in Row 9 excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.3% (2)
12.	Type of reporting person IN

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 7 of 10

1.	Name of Reporting Person Ines Holzbaur
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 835,858 (1)
	7.	Sole dispositive power
	8.	Shared dispositive power 835,858 (1)
9.	Aggregate amount beneficially owned by each reporting person 835,858 (1)
10.	Check box if the aggregate amount in Row 9 excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.3% (2)
12.	Type of reporting person IN

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 8 of 10

Item 1.
(a) Name of Issuer:
Conatus Pharmaceuticals Inc.
(b) Address of Issuer’s Principal Executive Offices:
4365 Executive Drive, Suite 200
San Diego, CA 92121
Item 2.
(a) Name of Person Filing
AgeChem Venture Fund L.P.
AgeChem Financial Inc.
Louis Lacasse
Martial Lacroix
Élizabeth Douville
Ines Holzbaur
(b) Address of Principal Business Office or, if None, Residence
1 Westmount Square, Suite 800
Montreal, Quebec H3Z 2P9
Canada
(c) Citizenship
Each reporting person is organized in, or a citizen of, Canada.
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
20600T 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
(a) Amount beneficially owned:
	AgeChem Venture Fund L.P.	835,858 (1)
	AgeChem Financial Inc.	835,858 (1)
	Louis Lacasse	835,858 (1)
	Martial Lacroix	835,858 (1)
	Élizabeth Douville	835,858 (1)
	Ines Holzbaur	835,858 (1)
(b) Percent of Class:
	AgeChem Venture Fund L.P.	5.3% (2)
	AgeChem Financial Inc.	5.3% (2)

CUSIP No. 20600T 108	SCHEDULE 13G	Page 9 of 10

Louis Lacasse	5.3% (2)
Martial Lacroix	5.3% (2)
Élizabeth Douville	5.3% (2)
Ines Holzbaur	5.3% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
AgeChem Venture Fund L.P.	835,858 (1)
AgeChem Financial Inc.	835,858 (1)
Louis Lacasse	None
Martial Lacroix	None
Élizabeth Douville	None
Ines Holzbaur	None
(ii) Shared power to vote or to direct the vote:
AgeChem Venture Fund L.P.	None
AgeChem Financial Inc.	None
Louis Lacasse	835,858 (1)
Martial Lacroix	835,858 (1)
Élizabeth Douville	835,858 (1)
Ines Holzbaur	835,858 (1)
(iii) Sole power to dispose or to direct the disposition of:
AgeChem Venture Fund L.P.	835,858 (1)
AgeChem Financial Inc.	835,858 (1)
Louis Lacasse	None
Martial Lacroix	None
Élizabeth Douville	None
Ines Holzbaur	None
(iv) Shared power to dispose or to direct the disposition of:
AgeChem Venture Fund L.P.	None
AgeChem Financial Inc.	None
Louis Lacasse	835,858 (1)
Martial Lacroix	835,858 (1)
Élizabeth Douville	835,858 (1)
Ines Holzbaur	835,858 (1)

(1) Represents 809,887 shares held by AgeChem Venture Fund L.P. and 25,971 shares issuable upon the exercise of warrants held by AgeChem Venture Fund L.P. AgeChem Financial Inc. is the general partner of AgeChem Venture Fund L.P. As members of the board of directors of AgeChem Financial Inc., Louis Lacasse, Martial Lacroix, Élizabeth Douville and Ines Holzbaur share voting and dispositive power over the shares held by AgeChem Venture Fund L.P. Each of such persons disclaims beneficial ownership of the shares held by AgeChem Venture Fund L.P., except to the extent of his or her pecuniary interest therein.

(2) Based on 15,619,879 shares of common stock of Conatus Pharmaceuticals Inc. outstanding as of October 31, 2013, as reported in Conatus Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

CUSIP No. 20600T 108	SCHEDULE 13G	Page 10 of 10

Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

AGECHEM VENTURE FUND L.P.

By:	AGECHEM FINANCIAL INC., its General Partner

By:	/s/ Louis Lacasse
Name: Louis Lacasse
Title: President

AGECHEM FINANCIAL INC.

By:	/s/ Louis Lacasse
Name: Louis Lacasse
Title: President

/s/ Louis Lacasse
Louis Lacasse

/s/ Martial Lacroix
Martial Lacroix

/s/ Élizabeth Douville
Élizabeth Douville

/s/ Ines Holzbaur
Ines Holzbaur

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement